UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           SCHEDULE 13D

Under the Securities Exchange Act of 1934
        (Amendment No. 1)*

AMERICAN DENTAL TECHNOLOGIES, INC.
         (Name of Issuer)

   Common Stock, $.O4 par value
  (Title of Class of Securities)

            025352-10-5
          (CUSIP Number)

           Mark A. Metz
Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

           July 31, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



























           SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        Ben J. Gallant

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

       OO

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        956,864

 Number Of
  Shares      8   Shared Voting Power
Beneficially               0
  Owned By
    Each      9   Sole Dispositive Power
 Reporting              956,864
  Person
   With       10  Shared Dispositive Power
                           0

11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                        956,864

12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)
                         12.8%


14 Type Of Reporting Person*

   IN

















This is the first amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on or about August 9, 1996 (the "Original Statement") with respect to the common stock, $.04 par value (the "Common Stock"), of American Dental Technologies, Inc. ("ADT") by Ben J. Gallant. Items 1, 2 and 5 of the Original Statement are amended as set forth below:

ITEM 1. SECURITY AND ISSUER.

Item 1 is amended and restated in its entirety as follows:

This statement relates to the $.04 par value common stock ("Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive office of ADT is located at 5555 Bear Lane, Corpus Christi, Texas 78405.

ITEM 2. IDENTITY AND BACKGROUND.

        Paragraph (c) of Item 2 is amended and restated in its entirety as follows:

        (c) Mr. Gallant is the President and Chief Executive Officer of ADT. His business address is the address of ADT's principal executive office.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended by adding the following information to paragraphs
(a), (b) and (c):

        (a) As of the date of Amendment No. 1, Mr. Gallant beneficially owns 956,864 shares of Stock, constituting 12.8% of the shares of Stock issued and outstanding. The shares beneficially owned by Mr. Gallant include 15,000 shares which he has the right to acquire upon exercise of stock options granted to him as an officer of ADT which are exercisable currently or within the next 60 days.

        (b) Mr. Gallant has sole voting and dispositive power over the 941,864 shares of Stock he currently owns and, upon exercise, will have sole voting and dispositive power over the 15,000 shares which he has the right to acquire pursuant to an employee stock option. The shares reflected as beneficially owned do not include options to purchase a total of 60,000 shares upon exercise of employee stock options which will not become exercisable until June 20, 2002 and options to purchase a total of 37,500 shares upon exercise of employee stock options which will not become exercisable unless a change in control of ADT occurs on or before June 22, 2000.

        (c) The following transactions in the Stock have occurred since the filing of the Original Statement:

                (i) On June 20, 1997, Mr. Gallant received employee stock options to purchase a total of 75,000 shares of Stock under ADT's Long-Term Incentive Plan. All of the options expire ten years after the grant date and have an exercise price of $5.4375 per share. Options to purchase 15,000 shares became exercisable immediately, while the remaining 60,000 options become exercisable on June 20, 2002 unless certain performance conditions were met. Such conditions were not met.

                (ii) On July 31, 1999, warrants received by Mr. Gallant to purchase a total of 477,864 shares (on a split-adjusted basis) expired in accordance with their terms.

                (iii) On December 20, 1999, Mr. Gallant received employee stock options to purchase a total of 37,500 shares of Stock under ADT's Long-Term Incentive Plan. All of the options expire June 22, 2000 and have an exercise price of $3.50 per share. None of the options are exercisable unless a change in control of ADT occurs.




                                SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April __, 2000

/s/ Ben J. Gallant
    Ben J. Gallant